As filed with the Securities and Exchange Commission on September 28, 2009.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SIERRA BANCORP

(Exact Name of Registrant as Specified in its Charter)

California	33-0937517
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

86 North Main Street

Porterville, California 93257

(559) 782-4900

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

James C. Holly

President and Chief Executive Officer

Sierra Bancorp

86 North Main Street

Porterville, California 93257

(559) 782-4900

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Nikki Wolontis, Esq.

Madge S. Beletsky, Esq.

King, Holmes, Paterno & Berliner, LP

1900 Avenue of the Stars, 25th Floor

Los Angeles, California 90067

(310) 282-8900; (310) 282-8903 (fax)

Approximate Date of Commencement of Proposed Sale to the Public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. Check one:

Large Accelerated Filer ☐	Accelerated Filer: ☒	Non-accelerated Filer: ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock, no par value	1,935,000	$12.81	$24,787,350	$1,383.13

(1)	This registration statement also relates to an indeterminate number of shares of common stock of Sierra Bancorp that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 of the Securities Act.
(2)	Determined pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based on the average of the high and low sales prices for Sierra Bancorp’s common stock on September 22, 2009 as reported on the NASDAQ Global Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated September 28, 2009

PROSPECTUS

1,935,000 Shares

Sierra Bancorp

Common Stock

(no par value)

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledges, donees, transferees or other successors in interest, of up to an aggregate of 1,935,000 shares of common stock of Sierra Bancorp. We are filing the registration statement of which this prospectus is a part at this time to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the shares. We will not receive any of the proceeds from the sale of the common stock by selling stockholders, but we are bearing the expense of registration.

Our common stock is listed on the NASDAQ Global Market under the symbol “BSRR.” On September 22, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $12.61.

Investing in our securities involves various risks. See “RISK FACTORS” beginning on page 3 herein for a discussion of several risk factors that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

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PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may contain all information that is important to you. You should read this entire prospectus, including the documents incorporated by reference herein, carefully before deciding whether to invest in our common stock.

This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 10 of this prospectus. You should not place undue reliance on our forward-looking statements.

Unless the context otherwise requires, all references to “we,” “us,” “our company” or “the Company” in this prospectus refers to Sierra Bancorp, a California corporation, together with the other entities with which we consolidate our financial statements.

About Sierra Bancorp

Sierra Bancorp, headquartered in Porterville, California, is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated in November 2000 and acquired all of the outstanding shares of Bank of the Sierra (the “Bank”) in August 2001.

At June 30, 2009, the Company had consolidated assets of $1.3 billion, deposits of $1.1 billion and shareholders’ equity of $110.4 million. The Company’s liabilities include $30 million in debt obligations due to Sierra Statutory Trust II and Sierra Capital Trust III, related to trust preferred securities issued by those entities. References herein to the “Company” include Sierra Bancorp and its consolidated subsidiary, unless the context indicates otherwise.

The Bank is a California state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation (“FDIC”). The Bank is subject to examination and regulation by the California Department of Financial Institutions (“DFI”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and by the FDIC. The Bank was incorporated in September 1977 and opened for business in January 1978, and has grown to be the largest independent bank headquartered in the South San Joaquin Valley.

Our growth has primarily been organic, but includes the acquisition of Sierra National Bank in 2000. The Bank is a multi-community financial institution that offers a full range of retail and commercial banking services, primarily in the central and southern sections of the San Joaquin Valley. On the southern end, our footprint extends east through the Tehachapi plateau and into the northwestern tip of the Mojave Desert. We currently operate 23 full service branch offices throughout this geographic footprint, as well as an internet branch which provides the ability to open deposit accounts online at the Bank’s web-site, www.bankofthesierra.com. As of June 30, 2009, the Company had approximately 300 full-time employees and 100 part-time employees.

The Bank’s two newest “brick and mortar” branches commenced operations in the Sunnyside area of South Fresno in November 2008 and in East Bakersfield in July 2008. Our next office is expected to be a second branch in the City of Tulare, with an anticipated opening in the third quarter of 2009, and we have also executed a ground lease for a location in Selma. In addition to these full-service branches, the Bank has an agricultural credit division, a SBA lending unit with staff located at our corporate headquarters, and offsite ATM’s at seven different non-branch locations.

The Offering

This prospectus relates to the offering and sale of up to an aggregate of 1,935,000 shares of our common stock by the selling stockholders. The shares covered by this prospectus were issued on August 28, 2009 in a private placement (the “Private Placement”).

We are registering the common stock covered by this prospectus in order to fulfill our contractual obligations to do so, which we undertook at the time of the original issuance of the shares. Registration of the common stock does not necessarily mean that all or any portion of such stock will be offered for sale by the selling stockholders.

We have agreed to bear the expenses of the common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any common stock offering under this prospectus.

Plan of Distribution

The selling stockholders may sell the common stock through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the common stock may be effected in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” beginning page 12.

RISK FACTORS

Investing in our common stock involves numerous risks. The material risks and uncertainties that management believes affect the Company are described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. This prospectus is qualified in its entirety by these risk factors.

Risks Related to our Bank and the Banking Business

Our business has been and may continue to be adversely affected by volatile conditions in the financial markets and deteriorating economic conditions generally. The United States economy has been in a recession since December 2007. Negative developments since the latter half of 2007 in the financial services industry resulted in uncertainty in the financial markets in general and a related economic downturn. Business activity across a wide range of industries and regions is greatly reduced and many local governments and businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.

Since mid-2007, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all other asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions but more recently in companies in a number of other industries and in the broader markets.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further systemic losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with them as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in rates on advances from the Federal Reserve and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008 and early 2009, the U.S. government, the Federal Reserve and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing approximately $250 billion in the equity of banking organizations, but asset values have continued to decline and access to liquidity continues to be very limited for some institutions.

As a result of these financial and economic crises, many lending institutions, including our company, have experienced declines in the performance of their loans, including construction, development and land loans, and unsecured commercial and consumer loans. Total nonperforming assets increased to $57.8 million at June 30, 2009 from $37 million at December 31, 2008 and $9.6 million at December 31, 2007, representing 6.11%, 3.88% and 1.04% of total gross loans and other real estate owned at June 30, 2009, December 31, 2008 and December 31, 2007, respectively. Moreover, competition among depository institutions for deposits and quality loans has increased. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Financial institution stock prices have been negatively affected, and the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is the potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. While our most recently concluded regulatory exam did not result in any such action or order, future regulatory exams could result in such actions or orders. Further, the impact of new legislation in response to those developments may restrict our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance or stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increased delinquencies and default rates, which could impact our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the already adverse impact on us and others in the financial services industry.

The California economy has been particularly hard hit, and the economic decline has been a major factor leading to the significant increase in the Company’s non-performing assets and loan charge-offs. While unemployment levels have always been relatively high in the San Joaquin Valley, in Tulare County, which is our geographic center and the base of our agriculturally oriented communities, the unemployment rate reached 14.7% in June 2009, up from 9.3% in December 2008. Unemployment rates in our service area are well above the 11.6% aggregate unemployment rate for California and 9.7% for the nation. Overall, during the past year, the general business environment and local market conditions have had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, it is expected that our business, financial condition and results of operations will be adversely affected.

Conditions which have a negative impact on the agricultural industry could have an adverse effect on our customers and their ability to make payments to us. While the current spike up in the Company’s non-performing assets is comprised mainly of other real estate owned and loans secured by land, lots, and residential real estate, many of our large increases in years past have been the direct consequence of persistent agricultural difficulties. This is due to the fact that a sizable portion of our total loan portfolio consists of loans to borrowers either directly or indirectly involved in the agricultural industry. While a great number of our borrowers may not be individually involved in agriculture, many of the jobs in the San Joaquin Valley are ancillary to the regular production, processing, marketing and sales of agricultural commodities.

The entry of global suppliers into the market has, in the past, led to a supply glut for many agricultural products, and a drop in consumer demand is currently impacting the agricultural industry. Because of increased supply from overseas competition, declining demand and other factors, low prices currently characterize the markets for many agricultural products. The ripple effect of lower commodity prices for milk, nuts, olives, grapes, oranges and tree fruit has a tendency to depress land prices, lower borrower income, and decrease collateral values. A degenerative cycle of weather also has the potential to adversely affect agricultural industries as well as consumer purchasing power, and has the potential to create further unemployment throughout the San Joaquin Valley. Weather patterns are also of critical importance to row crop, tree fruit, and orange production. Another potential looming issue that could have a major impact on the agricultural industry involves water distribution rights. If the amount of water available to agriculture becomes increasingly scarce due to drought and/or diversion to other uses, farmers may not be able to continue to produce agricultural products at a reasonable profit, which has the potential to force many out of business. Such conditions have affected and may continue to adversely affect our borrowers and, by extension, our business, and if general agricultural conditions decline further our level of non-performing assets could increase.

Concentrations of real estate loans could subject us to increased risks in the event of a real estate recession or natural disaster. Our loan portfolio is heavily concentrated in real estate loans, particularly commercial real estate. At June 30, 2009, 74% of our loan portfolio consisted of loans secured by real estate. Balances secured by commercial properties represent 42% of all real estate loans at June 30, 2009, although 79% of our commercial real estate loans are on owner-occupied buildings. Residential construction loans are 3% of total real estate loans at June 30, 2009, while balances secured by other construction and land loans (including acquisition and development loans) are 18%, loans secured by residential properties account for 26%, and loans secured by farmland are 10% of real estate loans.

Total non-performing assets increased $20.8 million during the first six months of 2009 and by $27.4 million during 2008, with total non-performing assets of $57.8 million, $37 million and $9.6 million at June 30, 2009, December 31, 2008 and December 31, 2007, respectively. The increase from December 31, 2008 to June 30, 2009 includes an increase of $17 million in non-performing loans, while other real estate owned (OREO) balances increased by $3.8 million. The increase in non-performing assets from December 31, 2007 to

December 31, 2008 includes a $6.6 million increase in foreclosed assets, including OREO. For the six months ended June 30, 2009 and the year ended December 31, 2008, approximately $13 million and $18 million, respectively, of the increase in non-performing assets was in loans secured by commercial properties and construction and development loans, which are primarily land/lot loans and builder construction loans. Non-accruing residential real estate loan balances increased by $1.3 million and $2.3 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively. Non-performing assets represented 6.11%, 3.88% and 1.04% of total gross loans and other real estate owned at June 30, 2009, December 31, 2008 and 2007, respectively.

The Central Valley residential real estate market experienced continued declining prices and increasing foreclosures during 2008 and the first half of 2009. If residential real estate values slide further, and/or if this weakness flows over into commercial real estate, the Company’s nonperforming assets could increase from current levels. Such an increase could have a material impact on our financial condition and results of operations, by reducing our income, increasing our expenses, and leaving less cash available for lending and other activities. As noted above, the primary collateral for many of our loans consists of commercial real estate properties, and continued deterioration in the real estate market in the areas the Company serves would likely reduce the value of the collateral value for many of our loans and could negatively impact the repayment ability of many of our borrowers. It might also reduce further the amount of loans the Company makes to businesses in the construction and real estate industry, which could negatively impact our organic growth prospects. Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact our results of operations.

In addition, banking regulators are now giving commercial real estate loans greater scrutiny, due to risks relating to the cyclical nature of the real estate market and related risks for lenders with high concentrations of such loans. The regulators have required banks with higher levels of CRE loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, which has resulted in higher allowances for possible loan losses. Expectations for higher capital levels have also materialized.

We may experience loan and lease losses in excess of our allowance for loan and lease losses. We are careful in our loan underwriting process in order to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We create an allowance for estimated loan and lease losses in our accounting records, based on estimates of the following:

•	industry standards;

•	historical experience with our loans;

•	evaluation of economic conditions;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for non-performing loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain an allowance for loan and lease losses at a level that we believe is adequate to absorb any specifically identified losses as well as any other losses inherent in our loan portfolio. However, changes in economic, operating and other conditions, including changes in interest rates, which are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If actual losses exceed the amount reserved, it will have a negative impact on our profitability. In addition, the FDIC and the DFI, as part of their supervisory functions, periodically review our allowance for loan and lease losses. Such agencies may require us to increase our provision for loan and lease losses or to recognize further losses, based on their judgments, which may be different from those of our management. Any increase in the allowance required by the FDIC or the DFI could also hurt our business.

We may not be able to continue to attract and retain banking customers, and our efforts to compete may reduce our profitability. Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers. The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services. In California generally, and in our service areas specifically, branches of major banks dominate the commercial banking industry. Such banks have substantially greater lending limits than we have, offer certain services we cannot offer directly, and often operate with “economies of scale” that result in lower operating costs than ours on a per loan or per asset basis. We also compete with numerous financial and quasi-financial institutions for deposits and loans, including providers of financial services over the Internet. Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

In addition, with recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income. Ultimately, competition can and does increase our cost of funds, reduce loan yields and drive down our net interest margin, thereby reducing profitability. It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to rely more heavily on wholesale borrowings, which are generally more expensive than deposits.

If we are not able to successfully keep pace with technological changes affecting the industry, our business could be hurt. The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs. Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Some of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change in the financial services industry could have a material adverse impact on our business and, in turn, on our financial condition and results of operations.

If our information systems were to experience a system failure or a breach in our network security, our business and reputation could suffer. We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. In addition, we must be able to protect our computer systems and network infrastructure against physical damage, security breaches and service disruption caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. We have protective measures in place to prevent or limit the effect of the failure, interruption or security breach of our information systems and will continue to implement security technology and monitor and update operational procedures to prevent such damage. However, if such failures, interruptions or security breaches were to occur, they could result in damage to our reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

If the Emergency Economic Stabilization Act of 2008 and other recently enacted government programs do not help stabilize the U.S. financial system, our operations could be adversely affected. The Emergency Economic Stabilization Act of 2008 (as augmented by the Stimulus Bill) was intended to stabilize and provide liquidity to the U.S. financial markets. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the TARP Capital Purchase Program. In addition, other regulators have taken steps to attempt to stabilize and add liquidity to the financial markets, such as the FDIC’s Temporary Liquidity Guarantee Program. We did not elect to participate in the TARP Capital Purchase Program.

It cannot currently be predicted what impact the EESA and other programs will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the EESA and other programs to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, or the trading price of our common stock.

The EESA is relatively new legislation and, as such, is subject to change and evolving interpretation. As a result, it is impossible to predict the effects that such changes will have on the effectiveness of the EESA or on our business, financial condition or results of operations.

Our expenses have increased and are likely to continue to increase as a result of increases in FDIC insurance premiums. Under the Federal Deposit Insurance Act, the FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.15% of insured deposits at any time that the reserve ratio falls below 1.15%. Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio, which fell to 0.40% as of December 31, 2008, and the FDIC currently has seven years to bring the reserve ratio back to the statutory minimum. The FDIC expects a higher rate of insured institution failures in the next few years, which may result in a continued decline in the reserve ratio, and the FDIC has implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates.

In view of the decrease in the deposit insurance fund’s reserves, the FDIC imposed a special assessment equivalent to 5 basis point on assets minus Tier 1 capital as of June 30, 2009. An additional special assessment of up to 5 basis points is possible later in 2009. The FDIC has also increased regular premium rates, which banks must continue to pay in addition to special assessments. It is generally expected that assessment rates will continue to increase in the near term, due to the significant cost of bank failures in 2008 and the first half of 2009 and an increase in the number of troubled banks.

We may be adversely affected by the soundness of other financial institutions. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when collateral held by us cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could adversely affect our business, financial condition or results of operations.

Our earnings are subject to interest rate risk. Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets, such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by the monetary policies of the Federal Reserve Board and the international interest rate environment, as well as by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest earning assets and interest bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond our control. We are subject to interest rate risk to the degree that our interest bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest earning assets. Fluctuations in interest rates also affect the demand of customers for our products and services.

Given the current volume, mix, and re-pricing characteristics of the Company’s interest earning assets and interest bearing liabilities, our net interest income is expected to decrease slightly in both rising and declining interest rate environments. There are also scenarios where fluctuations in interest rates in either direction could have a more substantial negative effect on net income. For example, if funding rates rise faster than asset yields in a rising rate environment (i.e., if basis compression occurs), or if we do not actively manage certain loan index rates in a declining rate environment, we could be negatively impacted.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services. We believe that our continued growth and success depends in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect our business. If we are not able to retain our existing key personnel or to attract additional qualified personnel, our business operations would be hurt. Our President/Chief Executive Officer has been with us since the Bank’s inception in 1977. He is fully vested in his retirement benefits, but does not currently have any plans for immediate retirement. Our Executive Vice President/Chief Credit Officer and our Executive Vice President/Chief Financial Officer joined us in 2005 and 2001, respectively. Our Executive Vice President/Chief Banking Officer joined the Bank in 2001 and was promoted to his current position in 2006. None of our executive officers have employment agreements.

Risks Related to our Common Stock

You may not be able to sell your shares at the times and in the amounts you want if the trading market for our stock does not remain active. Although our stock has been listed on NASDAQ for many years, trading in our stock does not consistently occur in high volumes and cannot always be characterized as amounting to an active trading market.

Your investment may be diluted because of the ability of management to offer stock to others and stock options. The shares of Sierra Bancorp do not have preemptive rights. This means that you may not be entitled to buy additional shares if shares are offered to others in the future. We are authorized to issue 24,000,000 shares of common stock and 10,000,000 shares of preferred under our Articles of Incorporation. As of August 31, 2009 we had 11,619,841 shares of our common stock outstanding and no shares of our preferred stock outstanding. Nothing restricts management’s ability to offer additional shares of stock for fair value to others in the future. In addition, when our directors, executive officers and key employees exercise any of the stock options, your ownership in Sierra Bancorp will be diluted. As of August 31, 2009 there were outstanding options to purchase an aggregate of 567,068 shares of our common stock with an average exercise price of $17.27 per share. There were also an additional 1,349,800 shares available remaining for grant under our 2007 Stock Incentive Plan.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management. As of August 31, 2009 our directors and executive officers together with their affiliates beneficially owned approximately 17% of the Company’s outstanding voting stock (not including vested option shares). As a result, if all of these shareholders were to take a common position, they would be able to significantly affect the election of directors as well as the outcome of most corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of our company.

In some situations, the interests of our directors and executive officers may be different from the shareholders. However, our board of directors and executive officers has a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

Sierra Bancorp relies heavily on the payment of dividends from Bank of the Sierra. The ability of Sierra Bancorp to meet its debt service requirements and to pay dividends depends on the ability of Bank of the Sierra to pay dividends to Sierra Bancorp, as Sierra Bancorp has no other source of significant income. However, Bank of the Sierra is subject to regulations limiting the amount of dividends it may pay to Sierra Bancorp. For example, the payment of dividends by Bank of the Sierra is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the Federal Deposit Insurance Corporation. All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8.0%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4.0%. If (i) any of these required ratios are increased; (ii) the total of risk-weighted assets of Bank of the Sierra increases significantly; and/or (iii) Bank of the Sierra’s income decreases significantly, Bank of the Sierra’s Board of Directors may decide or be required to retain a greater portion of Bank of the Sierra’s earnings to achieve and maintain the required capital or asset ratios. This will reduce the amount of funds available for the payment of dividends by Bank of the Sierra to Sierra Bancorp. Further, in some cases, the Federal Reserve

Board could take the position that it has the power to prohibit Bank of the Sierra from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. The ability of Sierra Bancorp to pay dividends is also limited by state corporation law and the California Financial Code. Further, whether dividends are paid and their frequency and amount will depend on the financial condition and performance, and the discretion of the Board of Directors of Bank of the Sierra. The foregoing restrictions on dividends paid by Bank of the Sierra may limit Sierra Bancorp’s ability to obtain funds from such dividends for its cash needs, including funds for payment of its debt service requirements and operating expenses and for payment of cash dividends to Sierra Bancorp’s shareholders.

Sierra Bancorp paid annual cash dividends totaling $6.5 million or $0.68 per share in 2008 and $6 million or $0.62 per share in 2007, representing 31% of prior year earnings for dividends paid in both 2008 and 2007. There have been three quarterly dividend payments of $0.10 per share each in 2009, as of August 31, 2009. Annualizing the amount paid thus far in 2009 results in dividends totaling 29% of 2008 net income. However, the availability and amount of any such dividend will be determined each year by our Board of Directors in its discretion based on the factors described in the previous paragraph. No assurance can be given that future performance will justify the payment of dividends in any particular year.

Shares of our preferred stock issued in the future could have dilutive and other effects. Shares of our preferred stock eligible for future issuance and sale could have a dilutive effect on the market for the shares of our common stock. Our Articles of Incorporation authorize us to issue 10,000,000 shares of preferred stock, none of which is presently outstanding. Although our Board of Directors has no present intent to authorize the issuance of shares of preferred stock, such shares could be authorized in the future. If such shares of preferred stock are made convertible into shares of common stock, there could be a dilutive effect on the shares of common stock then outstanding. In addition, shares of preferred stock may be provided a preference over holders of common stock upon our liquidation or with respect to the payment of dividends, in respect of voting rights or in the redemption of our common stock. The rights, preferences, privileges and restrictions applicable to any series or preferred stock would be determined by resolution of our Board of Directors.

The holders of our debentures have rights that are senior to those of our shareholders. In 2004 we issued $15,464,000 of junior subordinated debt securities due March 17, 2034 and in 2006 we issued an additional $15,464,000 of junior subordinated debt securities due September 23, 2036 in order to raise additional capital. These junior subordinated debt securities are senior to the shares of our common stock. As a result, we must make interest payments on the debentures before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution or liquidation, the holder of the debt securities must be paid in full before any distributions may be made to the holders of our common stock. In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our common stock. In the event that Bank of the Sierra is unable to pay dividends to Sierra Bancorp, then we may be unable to pay the amounts due to the holders of the junior subordinated debt securities and, thus, we would be unable to declare and pay any dividends on our common stock.

If all of the shares subject to the registration statement were sold in a short period of time, such sales could depress our stock price. Of the 11,619,841 shares of our common stock currently outstanding, 1,935,000 shares represent shares recently sold to institutional investors in the Private Placement which will be eligible for resale upon effectiveness of the registration statement. While these investors have not indicated any specific intention to resell their shares in the immediate future, the registration gives them the ability to do so, and if a substantial portion of the shares issued in the Private Placement were sold in a short period of time, such sales could depress our stock price. All of the Company’s remaining outstanding shares are also eligible for sale, except that shares held by our affiliates would have to comply with the provisions of Rule 144 with respect to resale of their shares.

Provisions in our articles of incorporation will delay or prevent changes in control of our corporation or our management. These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

•	staggered terms of office for members of the board of directors;

•	no cumulative voting in the election of directors; and

•

The requirement that our Board of Directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Company.

SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, includes forward-looking statements that involve inherent risks and uncertainties. Words such as “expects,” “anticipates,” “believes,” “projects,” and “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, forecast in, or implied by such forward-looking statements.

A variety of factors could have a material adverse impact on the Company’s financial condition or results of operations, and should be considered when evaluating the potential future financial performance of the Company. These include, but are not limited to, the possibility of deterioration in economic conditions in the Company’s service areas; risks associated with fluctuations in interest rates; liquidity risks; increases in nonperforming assets and net credit losses that could occur, particularly in times of weak economic conditions or rising interest rates; the loss in market value of available-for-sale securities that could result if interest rates change substantially or an issuer has real or perceived financial difficulties; and risks associated with the multitude of current and future laws and regulations to which the Company is and will be subject. In addition, the factors described under “Risk Factors” herein may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this prospectus or the date of the document incorporated by reference herein, as applicable, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

THE SELLING STOCKHOLDERS

We are filing this registration statement pursuant to the Registration Rights Agreement, dated August 27, 2009, by and among us and the entities listed on the table below under the heading “Selling Stockholders” (referred to herein as the “selling stockholders”).

The selling stockholders are offering up to an aggregate of 1,935,000 shares of our common stock issued pursuant to the Share Purchase Agreement, dated August 27, 2009, by and among us and the selling stockholders. We are registering the aforementioned shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time pursuant to obligations we undertook in connection with the issuance of the shares. We have agreed to pay all expenses in connection with this offering, not including underwriting, broker or similar fees or commissions of the selling stockholders or any legal fees and expenses of counsel to the selling stockholders.

The following table sets forth, for each selling stockholder, the total number of shares of common stock currently beneficially owned, the number of shares of common stock covered by this prospectus and the total number of shares of common stock that the selling stockholder will beneficially own upon completion of this offering. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, and are accurate to the best of our knowledge as of the date specified below. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. This table assumes that the selling stockholders will sell all of the shares of common stock covered by this prospectus. We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest, provided that such pledgees, donees, transferees or other successors in interest offering common stock using this prospectus are named as selling stockholders in this prospectus via supplement or amendment in accordance with the Securities Act of 1933, as amended (the “Securities Act”) (except where sales by any such person or entity under this prospectus could not exceed 500 shares, in which case that person or entity need not be named in a prospectus supplement).

Selling Stockholders

	Common Stock
Name of Selling Stockholder	Shares Beneficially Owned Prior to the Offering[1]		Shares Offered Hereby	Shares Owned After the Offering[2]		Percentage of Outstanding Shares Owned After the Offering[3]
Banc Fund VI, L.P.	203,550	[4]	92,000	111,550	[5]	*
Banc Fund VII, L.P.	298,280	[4]	78,200	220,080	[5]	1.9%
Banc Fund VIII, L.P.	289,800		289,800	0		*
Bay Pond Investors (Bermuda) L.P.[6]	169,500		169,500	0		*
Bay Pond Partners, L.P.[6]	529,700		529,700	0		*
Choral Financial Fund, L.P.	30,000		30,000	0		*
Elizabeth Park Capital, L.P.	36,500		36,500	0		*
Foundation Financial Partners, LLC	10,000		10,000	0		*
Itan Creek Master Investors (Cayman) L.P.[6]	316,865		316,865	0		*
Ray Cahnman	23,467		23,467	0		*
Redwood Partners, L.P.	23,468		23,468	0		*
River Oaks Financial Fund, L.P.	50,000		50,000	0		*
Stieven Financial Investors, L.P.	127,500		127,500	0		*
Stieven Financial Offshore Investors, L.P.	22,500		22,500	0		*
Wolf Creek Investors (Bermuda), L.P.[6]	68,300		68,300	0		*
Wolf Creek Partners, L.P.[6]	67,200		67,200	0		*

*	Indicates less than 1%.

1	As of August 31, 2009.

2	Assumes that each selling stockholder will sell all shares of common stock offered by it under this prospectus.

3	This number represents the percentage of common stock to be owned by the selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of August 31, 2009 (11,619,841 shares).

4	Includes 111,550 and 220,080 shares owned by Banc Fund VI, L.P., and Banc Fund VII, L.P., respectively, prior to the Private Placement, which shares are not being offered pursuant to this prospectus.

5	Represents shares owned prior to the Private Placement, which shares are not being offered pursuant to this prospectus.

6	Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity may be deemed to share beneficial ownership over the shares held by its client accounts.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the securities covered by this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell common stock short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (the “SEC”), the selling stockholders may deliver common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling stockholder and of the participating broker-dealer(s), (2) the number of shares involved, (3) the price at which such the common stock was sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (6) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent.

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the common stock pursuant to a registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus or we may be entitled to contribution.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the Selling Stockholders.

DESCRIPTION OF SECURITIES TO BE REGISTERED

We are authorized to issue twenty-four million (24,000,000) shares of common stock, without par value, and ten million (10,000,000) shares of preferred stock, without par value. As of August 31, 2009 we had 11,619,841 shares of our common stock outstanding and no shares of our preferred stock outstanding. As of that same date there were outstanding options to purchase an aggregate of 567,068 shares of our common stock and an additional 1,349,800 shares available remaining for grant under our 2007 Stock Incentive Plan.

The shares of common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the FDIC or any other government agency; and

•	are not guaranteed by Sierra Bancorp or Bank of the Sierra.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are not entitled to cumulative voting on the election of directors.

Dividends. As a bank holding company that currently has no significant assets other than our equity interest in Bank of the Sierra, our ability to declare dividends depends primarily upon dividends we receive from Bank of the Sierra. The dividend practice of Bank of the Sierra, like our dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank of the Sierra’s Board of Directors at the time.

As a California state-chartered bank, the ability of Bank of the Sierra to pay dividends is subject to restrictions set forth in the California Financial Code. Under the Financial Code, Bank of the Sierra is allowed to declare a cash dividend out of its net profits up to the lesser of its retained earnings or its net income for the last three fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Department of Financial Institutions in an amount not exceeding the greatest of (i) its retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for its current fiscal year.

Sierra Bancorp’s ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits Sierra Bancorp from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend, or (ii) immediately after giving effect to the dividend the sum of Sierra Bancorp’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities and the current assets of Sierra Bancorp would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense of the two preceding fiscal years was less than the average of its interest expense of the two preceding fiscal years, at least equal to 125% of its current liabilities.

We have issued and outstanding $15,464,000 of junior subordinated debt securities due March 13, 2034 and $15,464,000 of junior subordinated debt securities due September 23, 2036. The indenture pursuant to which these debt securities were issued provides that we must make interest payments on the debentures before any dividends can be paid on our capital stock and in the event of our bankruptcy, dissolution or liquidation, the holder of the debt securities must be paid in full before any distributions may be made to the holders of our capital stock.

In addition, we have the right to defer interest payments on the junior subordinated debt securities for up to five years, during which time no dividends may be paid to holders of our capital stock.

Shareholders are entitled to receive dividends only when and if declared by our Board of Directors. No assurance can be given that Sierra Bancorp’s earnings will permit the payment of dividends of any kind in the future. The Company paid cash dividends totaling $6.5 million, or $0.68 per share in 2008, and $6 million, or $0.62 per share in 2007, representing 31% of prior year earnings for dividends paid in both 2008 and 2007. There have been three quarterly dividend payments of $0.10 per share each in 2009, as of August 31, 2009. Annualizing the amount paid thus far in 2009 results in dividends totaling 29% of 2008 net income. The Company’s general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect the Company’s financial condition and are not overly restrictive to its growth capacity. However, no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend. The future dividend policy of Sierra Bancorp will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions.

Miscellaneous. Our common stock has no conversion or redemption rights or sinking fund provisions applicable to it. Our common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of our Board of Directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock.

Preferred Stock

We have not issued any preferred stock and we have no current plans to do so. Preferred stock may be issued with designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Our SEC file number is 000-33063. We incorporate by reference the specific documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 12, 2009.

•	The Proxy Statement for our Annual Meeting of Shareholders, filed on April 28, 2009.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 7, 2009.

•	Our Current Reports on Form 8-K filed on April 21, 2009, April 30, 2009, July 21, 2009, and August 31, 2009.

We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement; and (ii) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold by the selling stockholders or this registration statement has been withdrawn. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Sierra Bancorp, 86 North Main Street, Porterville, California 93257, Attention: Kenneth R. Taylor, Executive Vice President and Chief Financial Officer. Telephone requests may be directed to Mr. Taylor at (559) 782-4900. You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we are required to file reports and proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Sierra Bancorp, that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.sierrabancorp.com.

EXPERTS

The consolidated financial statements of Sierra Bancorp as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon by King, Holmes, Paterno & Berliner, LLP, Los Angeles, California.

1,935,000 Shares

Sierra Bancorp

Common Stock

PROSPECTUS

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee – Securities and Exchange Commission	$1,383
Accountants’ fees and expenses	1,500
Legal fees and expenses	50,000

TOTAL	$52,883

All expenses itemized above shall be borne by us.

Item 15.	Indemnification of Directors and Officers

The Articles of Incorporation and Bylaws of Sierra Bancorp provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Sierra Bancorp’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Sierra Bancorp’s Bylaws provide that Sierra Bancorp shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Sierra Bancorp’s Bylaws also provide that Sierra Bancorp shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Sierra Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Sierra Bancorp’s Bylaws.

Item M.	Exhibits

Exhibit Number	Description

4.1	Restated Articles of Incorporation of the Registrant – Filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and incorporated herein by reference.

4.2	Amended and Restated By-Laws of the Registrant – Filed as an Exhibit to the Form 8-K filed with the SEC on February 21, 2007 and incorporated herein by reference.

5.1*	Opinion of King, Holmes, Paterno & Berliner, LLP

23.1*	Consent of Vavrinek, Trine, Day & Co., LLP

23.2*	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (contained in signature page)

*	Filed herewith.

Item 17.	Undertakings

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

2.	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Porterville, State of California, on September 28, 2009.

SIERRA BANCORP

/s/ James C. Holly
By:	James C. Holly President and Chief Executive Officer (Principal Executive Officer)

/s/ Kenneth R. Taylor
By:	Kenneth R. Taylor Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

KNOW BY ALL THESE PRESENT that each individual whose signature appears below constitutes and appoints each of James C. Holly and Kenneth R. Taylor as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James C. Holly	President, Chief Executive Officer and Director	September 24, 2009
James C. Holly

/s/ Morris A. Tharp	Chairman of the Board	September 24, 2009
Morris A. Tharp

/s/ Albert L. Berra	Director	September 24, 2009
Albert L. Berra

/s/ Robert L. Fields	Director	September 24, 2009
Robert L. Fields

/s/ Vincent L. Jurkovich	Director	September 24, 2009
Vincent L. Jurkovich

/s/ Linda B. Scearcy	Director	September 24, 2009
Lynda B. Scearcy

/s/ Gordon T. Woods	Director	September 24, 2009
Gordon T. Woods

/s/ Kenneth R. Taylor	Executive Vice President and Chief Financial Officer	September 24, 2009
Kenneth R. Taylor

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Restated Articles of Incorporation of the Registrant – Filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and incorporated herein by reference.

4.2	Amended and Restated By-Laws of the Registrant – Filed as an Exhibit to the Form 8-K filed with the SEC on February 21, 2007 and incorporated herein by reference.

5.1*	Opinion of King, Holmes, Paterno & Berliner, LLP

23.1*	Consent of Vavrinek, Trine, Day & Co., LLP

23.2*	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (contained in signature page)

*	Filed herewith